Filed Pursuant to Rule 433

Registration No. 333-180488

Capped Leveraged Index Return Notes® (Capped LIRNs®) are Market-Linked Investments designed to give you an opportunity to enhance your exposure to market returns—up to a stated cap—while offering some market downside protection, or buffer, against the risk of loss. Capped LIRNs are unsecured debt securities of an issuing company that are linked to a market measure or asset, such as the S&P 500, stocks or commodities. If held to maturity, Capped LIRNs may pay as much as twice the return of the linked market measure up to the stated cap on the upside, but they do not pay interest and involve risk to principal if the linked market measure declines by an amount greater than the buffer. Downside exposure is typically on a one-to-one basis beyond the buffer, depending on the terms of the particular Capped LIRN. Any returns on Capped LIRNs, including any repayment of principal, are subject to the credit risk of the issuer.

Capped LIRNs are available in $10 increments (a minimum purchase of $1,000 required), with maturities ranging from one to three years. They can be purchased in new issue offerings or in the secondary market. They are registered with the Securities and Exchange Commission and may not be listed on any securities exchange.

How can Capped LIRNs play a role in my investment strategy?

Capped LIRNs are designed to help enhance returns in moderately positive markets related to the linked market measure, while offering market downside protection, or a buffer, against potential losses. If you already have exposure to a variety of asset classes, such as large- and small-cap stocks and different types of commodities, Capped LIRNs provide a way to diversify your investment vehicles for holding those asset classes.

They are similar to another Market-Linked Investment, LIRNs, but limit returns to a stated cap.

What advantages do Capped LIRNs provide?

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Opportunity for enhanced return. At maturity, you have the opportunity to receive typically two times any positive return of the linked market measure, up to a stated cap on that upside. For example, if your Capped LIRN comes with a cap of 16%, and the linked market measure has increased by 5% at maturity, your return on the Capped LIRN will be 10%. If the linked market measure has increased by 9% at maturity, your return on the Capped LIRN will be capped at 16%.

▪	Limited market downside exposure. Regardless of how the linked market measure performs, you will receive at least a portion of the principal of the note back at maturity,

Merrill Lynch Wealth Management makes available products and services offered by Merrill Lynch, Pierce, Fenner & Smith Incorporated, a registered broker-dealer and member SIPC, and other subsidiaries of Bank of America Corporation.

Investment products:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

subject to the credit risk of the issuer. For example, if your Capped LIRN has a 10% buffer, the linked market measure would have to decline by 11% for you to experience a 1% loss, with up to 90% of your principal at risk.

▪	Diversification. Capped LIRNs provide an alternative means of getting exposure to a wide variety of asset classes.

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Simplification. Because Market-Linked Investments like Capped LIRNs offer investors a single packaged solution, they may reduce the complicated financial, tax, legal and operational issues surrounding the execution of sophisticated investment strategies.

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Complement to a long-term strategy. Capped LIRNs may provide a way to enhance returns in moderate markets, protect your investment from minor market declines and keep you on track toward meeting long-term financial objectives.

What risks do Capped LIRNs carry?

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Lower returns and loss of principal. If the linked market measure does not perform well, you could experience lower returns than you anticipated or than could have been received from an investment in a conventional bond. Because returns are limited by a cap, your returns could be lower than returns from a direct investment in the linked market measure. You can lose a significant amount of your principal. A buffer provides market downside protection only up to a point. For example, for Capped LIRNs with a 10% buffer, you’re at risk of losing up to 90% of your principal.

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Credit risk. Any payments due on Capped LIRNs are subject to the credit risk of the particular issuer. If the issuer goes bankrupt or is unable to pay its debts, you could lose all of your investment, even if the underlying market measure performs well. Capped LIRNs are unsecured and are not backed by FDIC insurance or other governmental support.

▪	Secondary market risks. You may not be able to sell your Capped LIRN in the secondary market, and Merrill Lynch is not obligated to purchase them from you. The price at which you may be able to sell your Capped LIRN may be lower than the price you paid for a number of reasons, including changes in the linked market measure’s performance, the creditworthiness of the issuer, the cost of developing, hedging and distributing the Capped LIRNs, and the issuer’s borrowing rate for issuing Market-Linked Investments.

▪	Specific risks of the linked market measure. There are specific risks associated with the linked market measure. You should be familiar with these risks before investing.

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Tax consequences. The appreciation on the Capped LIRNs will generally be taxed as capital gains. The U.S. federal tax treatment is uncertain, and you should consult your own tax advisor before investing.

What charges do I pay when purchasing a Capped LIRN, and how does Merrill Lynch benefit?

The $10 per unit you pay for a newly issued Capped LIRN includes compensation to Merrill Lynch for distributing the Capped LIRN and may include an estimated profit credited to Merrill Lynch from related hedging arrangements associated with the Capped LIRNs. These fees and charges, as well as the rate at which the issuer borrows funds under the Capped LIRN, reduce the economic terms of the Capped LIRN to you and result in its estimated initial value being less than the offering price. This is discussed in more detail in the offering documents. If you buy or sell Capped LIRNs on the secondary market, you may pay trading commissions and markups.

The trading, hedging and investment activities conducted by Merrill Lynch and its affiliated companies in the ordinary course of business may affect the return on the Capped LIRNs. When they’re issued by Bank of America Corporation (the parent company of Merrill Lynch), the proceeds will be used for the company’s operating or funding needs.

Merrill Lynch offers a variety of Market-Linked Investments in four basic categories…

Offer exposure to the upside performance of the linked market measure with no or limited exposure to declines in the value of that market measure at maturity. Payments remain subject to issuer credit risk.

May offer access to less readily available markets that may not be available through the other categories. Usually have one-to-one upside and downside exposure similar to a direct investment in the linked market measure.

Offer periodic, variable or fixed interest payments with, in some instances, an added payout at maturity based on the performance of the linked market measure. Generally offer no or limited market downside protection.

Offer the potential to receive better-than-market returns if the linked market measure performs well, often up to a cap. Generally offer no or limited market downside protection.

IMPORTANT NOTICE: This fact sheet provides an overview of Capped LIRNs only and does not provide the terms of any specific security proposed to be sold. Merrill Lynch will furnish you with a prospectus that contains the terms of the relevant offering. Prior to making any decision to invest, you should read that prospectus for a detailed explanation of the terms, risks, tax treatment and other relevant information. Additionally, you should consult your accounting, legal, or tax advisors before investing.

Prior to selling any particular Capped LIRN, the issuer will have filed a registration statement, including a prospectus, with the Securities and Exchange Commission (SEC) containing more complete information about the potential offerings described in this fact sheet. Before investing, you should carefully read the relevant prospectus and the other documents filed by the issuer with the SEC. You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or Merrill Lynch will arrange to have the documents sent to you by calling Merrill Lynch toll-free at 1-866-500-5408.

Merrill Lynch Wealth Management is a registered trademark of Bank of America Corporation.

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